P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

201 County Court Blvd., Suite 401, Brampton, Ontario, L6W 4L2
800 West Pender St., Suite 410, Vancouver, BC, V6C 2V6
Ph: 905-595-0575 Fax: 905-595-0578 www.peconsulting.ca

CONSENT of QUALIFIED PERSON

I, Eugene Puritch, P.Eng., consent to the public filing of the technical report titled *"NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico"* effective March 25, 2015 and dated April 30, 2015 (the "Technical Report") prepared for Endeavour Silver Corp. (the "Company") and to extracts from or a summary of, the Technical Report contained in, or incorporated by reference into, the Company's Prospectus Supplement dated November 25, 2015 to the Short Form Base Shelf Prospectus dated July 29, 2014, and the Company's Registration Statement on Form F-10 (File No. 333-196981) and any related prospectus supplement thereto (the "Disclosure Documents")."

I certify that I have read the Disclosure Documents being filed by the Company and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible. I also hereby consent to the use of my name in the Disclosure Documents.

Dated this 25th day of November, 2015

Eugene Puritch, P.Eng.
President